Central European Distribution Corporation

3000 Atrium Way

Suite 265

Mt. Laurel, NJ 08054

Phone +1 856-273-6980

www.cedc.com

May 9, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

Re:	CEDC Finance Corporation International, Inc.
Amendment No. 1 to Application for Qualification on Form T-3
Filed March 11, 2013
File No. 022-28987; and
Application for Qualification on Form T-3
Filed February 25, 2013
File No. 022-28988

Dear Mr. John Reynolds

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Amendment No. 1 to Application for Qualification on Form T-3, filed March 11, 2013 and the Application for Qualification on Form T-3, filed February 25, 2013 (the “Filings”) of Central European Distribution Corporation (the “Company”), the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filings effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Central European Distribution Corporation

/s/ Grant Winterton
By:	Grant Winterton
Chief Executive Officer